Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton reports 20% increase in reserves

    CALGARY, March 11 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to announce reserves for the year ended December 31,
2006.
    During 2006 Compton achieved solid reserve additions, primarily through the drill bit, at highly competitive finding and development costs. The
Company successfully completed its 342 well drilling program, replacing 348%
of its 2006 production at an all-in Finding, Development, and Acquisition cost
("FD&A") of $8.84/boe, excluding change in future capital, and $13.56/boe, including change in future capital.
    Ernie Sapieha, Compton's President and Chief Executive Officer,
commented, "Our 2006 reserve additions of 42 MMboe, after production, represent an increase to 1.93 boe of reserves per common share outstanding from 1.65 boe per share in 2005. Over the last ten years, Compton has delivered a compound annual growth rate of 35% on our reserves at consistently low FD&A costs, without ever having had a material negative reserve revision.
During this period, we've grown from a high risk, pure exploration company to a strong intermediate producer with low risk, high quality development assets ready for a large scale, accelerated drilling program."

    Reserves

    Netherland, Sewell & Associates Inc. ("NSAI"), independent reserve evaluators, has completed its assessment of Compton's petroleum and natural gas reserves in accordance with National Instrument 51-101.

    <<
    -------------------------------------------------------------------------
    As at December 31,
     (mmboe, except where noted)                2006      2005    % Increase
    -------------------------------------------------------------------------
    Total proved plus probable reserves          249       207       20%
    Total proved reserves                        147       126       17%
    Reserve value, proved + probable:
      8%  DCF (millions)                      $3,312    $2,842       17%
      10% DCF (millions)                      $2,849    $2,493       14%
    -------------------------------------------------------------------------

    Reserve Summary:  Company Interest Before Royalties(1)

    -------------------------------------------------------------------------
                                  Crude oil   2006             2005
                         Natural   sulphur    Total            Total
                           gas     & ngls     (mboe)   % of    (mboe)    %
    As at December 31,    (bcf)    (mbbls)    (6:1)   Proved   (6:1)   Proved
    -------------------------------------------------------------------------
    Proved
      Producing              443    24,490    98,393    67%    93,637    74%
      Non-producing           69     2,916    14,364    10%    11,400     9%
      Undeveloped            175     5,351    34,518    23%    20,923    17%
    -------------------------------------------------------------------------
    Total proved             687    32,757   147,274   100%   125,960   100%
    Probable                 502    17,859   101,570           80,711
    -------------------------------------------------------------------------
    Total proved plus
     probable              1,189    50,616   248,845          206,671
    -------------------------------------------------------------------------
    Boe per share o/s                           1.93             1.65
    -------------------------------------------------------------------------
    (1) Numbers may not add due to rounding.

    NSAI evaluated 94% of Compton's petroleum and natural gas reserves as at
December 31, 2006, and audited the Company's internal evaluation of the balance.

    Net Present Value of Reserves
    -------------------------------------------------------------------------
                                    Future net revenue before income taxes(1)
                                            discounted at a rate of
                                  -------------------------------------------
    ($000)                                0%            8%            10%
    -------------------------------------------------------------------------

    Proved
      Producing                       $2,777,807    $1,446,079    $1,304,857
      Non-producing                      546,725       273,957       242,462
      Undeveloped                      1,072,418       437,949       362,602
    -------------------------------------------------------------------------
    Total proved                      $4,396,950    $2,157,985    $1,909,921
    Probable                           3,241,339     1,153,900       938,822
    -------------------------------------------------------------------------
    Total proved plus probable        $7,638,289    $3,311,885    $2,848,743
    -------------------------------------------------------------------------
    (1) Price forecasts as of December 31, 2006 used in the above evaluations are an average of the forecasts of four major engineering firms in
        Calgary, Alberta as at December 31, 2006. Numbers may not add due to
        rounding.

    Finding, Development, and Acquisition ("FD&A") Costs
    -------------------------------------------------------------------------
    ($/boe)                                                           3 Year
                                                         2006        Average
    -------------------------------------------------------------------------
    Total Proved, excluding change in future capital    $14.36        $13.61
    Total Proved, including change in future capital    $18.45        $16.37
    -------------------------------------------------------------------------
    Proved + Probable, excluding change in
     future capital                                      $8.84         $7.97
    Proved + Probable, including change in
     future capital                                     $13.56        $13.19
    -------------------------------------------------------------------------
    >>

    2006 Year End Financial Results and Conference Call

    Compton will release its year end results on March 26, 2007, prior to market opening. Reserve reconciliations and other related reserve disclosures will be provided, together with audited year end results, as at that date.
Information relating to a subsequent conference call, including dial-in information, will be included in the March 26 news release.

    Forward-Looking Statements

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) future drilling plans, future net revenue before income tax, and (ii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.
    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells, (ii) reserve volumes and the net present value of reserves, and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Corporate Information

    Compton Petroleum Corporation is a Calgary based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 23:59e 11-MAR-07